EXHIBIT 59

                        JOINT PRESS RELEASE PIRELLI & C.
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                           BANCA INTESA AND UNICREDITO
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Milan, December 18, 2003 - In connection with the subscription of the portion allocated from the first tranche of the capital increase of Olimpia SpA, decided upon by the latter's Shareholders' Meeting last November 13, Pirelli & C., Banca Intesa and UniCredito Italiano report that they decided upon an AMENDMENT OF THE AGREEMENT signed September 14, 2001, which contained, inter alia, certain clauses that gave Banca Intesa and UniCredito Italiano the right to assign their holding in Olimpia ("put") to Pirelli.

In particular, concerning the possible assignment to Pirelli & C. by Banca Intesa and/or UniCredito Italiano, exercising the put, of the shares issued for Olimpia's capital increase decided last November, it has been approved that, while the minimum price already agreed upon in the September 14, 2001 agreement is still valid, covering the amount of said increase subscribed by Banco Intesa and UniCredito Italiano, minus dividends possibly received, the maximum price set forth therein no longer applies, unlike that set forth in the previous agreement of September 14, 2001.

The full text of the amendment instrument is enclosed.